Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

VIA EDGAR AND FEDERAL EXPRESS

July 27, 2011

Sanofi

Form 20-F for the fiscal year ended December 31, 2010

Filed on March 1, 2011

File No. 001-31368

We are responding to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that was conveyed to us on June 28, 2011 with respect to the filing referenced above.

For the Staff’s convenience, the text of the Staff’s comment letter is set forth below in bold followed by the response.

Item 5. Operating and Financial Review and Prospects

2010 Overview, page 70

1.

Your disclosure states that you expect erosion from generic competition to accelerate, with a negative impact on net income in 2011. Please provide us an analysis, supporting to what degree you expected a negative impact on net income in 2011, by product separated by products facing generic competition in 2010 and those that will face generic competition in 2011.

Response:

As of the filing date of our 20-F for 2010, erosion of sales by generic competition and the corresponding negative effect on net income in 2011 can be classified into the following three categories for each of which we indicate the principal product and markets concerned.

•

Products for which new generic competition can reasonably be expected in 2011 based on the expiration dates of patent or other regulatory exclusivity: Taxotere®, Xatral® and Nasacort® in the United States; and Aprovel® in Europe.

•

Products for which generic competition commenced in the course of 2010, and for which the full-year effect of generic competition should be expected to be felt in 2011: Lovenox®, Ambien® CR and Xyxal® in the United States; and Taxotere® in Europe.

•

Products which already faced generic competition as of January 1, 2010, but for which 2011 sales can reasonably be expected to be further eroded: Plavix® in Europe and Eloxatin® in Europe and the United States.

174, avenue de France, 75635 Paris Cedex 13, France - Tél. : +33 (0)1.53.77.40.00 - Fax : +33 (0)1.53.77.41.33 - www.sanofi.com

SANOFI - Siège social : 174, avenue de France, 75013 Paris, France - S.A. au capital de 2 621 995 570 € - 395 030 844 R.C.S. Paris - Code APE 7010 Z - N° intracommunautaire : FR 88395030844

A special case is Eloxatin® in the United States, which was subject to generic competition for part of 2010. Following a court ruling, under appeal, in the United States preventing further sales by the defendant manufacturers of unauthorized Eloxatin® generics in the U.S. market, Eloxatin® sales in the U.S. are currently expected to start to increase at some point in 2011 once wholesalers have worked down their existing generic inventories.

Aggregate 2010 net sales generated by all the products listed above in the specific countries where generic competition exists or is expected in 2011 totalled €5 billion, including €3 billion in the United States and €2 billion in Europe. While it is not possible to state with certainty what sales levels would have been achieved in the absence of generic competition, depending on a number of factors, such as actual launch dates of generic products in 2011, selling prices of such products, and potential litigation outcomes, the negative impact on our 2011 net sales could be estimated to potentially represent a substantial part of these sales.

2.

Please reconcile the statement included in your press release filed as Exhibit 99.2 in your Form 6-K filed on February 9, 2011 that more than EUR 2 billion of sales was lost as a result of generic competition to the disclosures included in your 2010 Form 20-F.

Response:

We state in the 2010 overview (page 70 of the 2010 Form 20-F) that our flagship products experienced sales erosion in 2010 due to generic competition. We explain on page 84 and 90 that negative sales trends for some products – such as Plavix®, Lovenox®, Taxotere®, Eloxatin®, Ambien® CR and Allegra® – were related to generic competition. While it is not possible to state with certainty what sales levels would have been achieved in the absence of generic competition, it is possible to estimate the sales impact of generic competition for each product by comparing 2010 and 2009 sales figures respectively included at pages 86 and 99, and taking into account the decrease at constant exchange rates disclosed in the tables included at page 86.

The total of these impacts (more than €2 billion) was reported under Form 6-K filed on February 9, 2011 and can be derived from Item 5 data as follows:

	20-F 2010 Item 5 data			Computed data
in € million	2010 sales (page 86)	2009 sales (page 99)	% growth at constant exchange rates (page 86)	Sales loss (as published)	2010 sales at constant exchange rates	Sales loss (at constant exchange rates)
Plavix® Europe	641	1 383	-53,90%	-742	638	-745
Taxotere® Europe	709	786	-10,60%	-77	703	-83
Eloxatin® U.S.	172	677	-76,40%	-505	160	-517
Allegra® U.S.	147	306	-53,60%	-159	142	-164
Lovenox® U.S.	1 439	1 822	-22,70%	-383	1 408	-414
Stilnox®/Ambien® U.S.	443	555	-21,60%	-112	435	-120
Total	3 551	5 529		-1 978	3 486	-2 043

Off-Balance Sheet Arrangements/Contractual Obligations and Other Commercial Commitments,

3.	Please provide us proposed disclosure to be included in future periodic reports that includes future obligations related to pension and post retirement benefits in your contractual obligations table.

Response:

We propose to include the future obligations related to pension and post retirement benefits in our contractual obligations table in future filings with the SEC. As of December 31, 2010, the disclosure would have been as follows:

December 31, 2010	Payments due by period
(€ million)	Total	Under 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
• Future contractual cash-flows relating to debt and debt hedging instruments(1)	9,125	1,694	3,161	1,736	2,534
• Operating lease obligations	1,291	260	337	217	477
• Finance lease obligations (2)	28	7	13	6	2
• Irrevocable purchase commitments (3)
- given	2,658	1,566	498	207	387
- received	(176)	(74)	(35)	(16)	(51)
• Research & development license agreements
- Future service commitments (4)	1,073	199	312	252	310
- Potential milestone payments (5)	2,015	101	378	238	1,298
• Obligations relating to business combinations (6)	739	87	79	438	135
• Pensions (7)

- Estimated employer’s contribution	281	281	—	—	—
- Estimated benefit payments related to unfunded plans	1,617	128	273	330	886
Total contractual obligations and other commitments	18,651	4,249	5,016	3,408	5,978

Undrawn general-purpose credit facilities	12,238	245	5,755	6,238	—
Genzyme acquisition facilities	11,226	11,226	—	—	—
Total undrawn credit facilities	23,464	11,471	5,755	6,238	—

(1)	See Note D.17. to our consolidated financial statements included at Item 18 of this annual report.
(2)	See Note D.3. to our consolidated financial statements included at Item 18 of this annual report.
(3)

These comprise irrevocable commitments to suppliers of (i) property, plant and equipment, net of down payments (see Note D.3. to our consolidated financial statements included at Item 18 of this annual report) and (ii) goods and services.

(4)	Future service commitments relating to research & development license agreements mainly comprise research financing commitments, but also include consideration for access to technologies.
(5)

This line includes all potential milestone payments on projects regarded as reasonably possible, i.e., on projects in the development phase. Payments contingent upon the attainment of sales targets once a product is on the market are excluded.

(6)	See Note D.18. to our consolidated financial statements included at Item 18 of this annual report.
(7)	See Note D.19.1 to our consolidated financial statements included at Item 18 of this annual report.

D.14. Net deferred tax position, page F-54

4.

Since the amount classified as ‘Other non-deductible provisions and other items’ represents a significant portion of the reconciliation for net deferred tax liability as of December 31, 2010, please provide us proposed disclosure to be included in future periodic reports to include the significant items that are included in this balance.

Response:

We propose to revise the disclosure and present it as follows:

D.14. Net deferred tax position

The net deferred tax position breaks down as follows:

(€ million)	December 31, 2010	December 31, 2009	December 31, 2008
Deferred tax on:
• Consolidation adjustments (intragroup margin in inventory)	875	858	845
• Provision for pensions and other employee benefits	1,157	1,097	1,070
• Remeasurement of acquired intangible assets (1)	(3,706)	(4,144)	(4,805)
• Recognition of acquired property, plant and equipment at fair value	(76)	(99)	(65)
• Tax cost of distributions made from reserves (2)	(399)	(643)	(769)
• Tax losses available for carry-forward	152	70	171
• Stock options	12	21	6
• Accruals and provisions deductible on a cash basis (3)	1,349	985	814
• Other items	(121)	(166)	(15)
Net deferred tax liability	(757)	(2,021)	(2,748)

(1)	Includes a deferred tax liability of €2,559 million as of December 31, 2010 relating to the remeasurement of Aventis intangible assets.
(2)

In some countries, the Group is liable to withholding taxes and other tax charges when dividends are distributed. Consequently, the Group recognizes a deferred tax liability on those reserves (approximately €16 billion) which the Group regards as likely to be distributed in the foreseeable future (see Note D.30.).

(3)	Includes deferred tax on restructuring provisions, allowance on inventory, doubtful debts, paid vacations, bonuses, environment, litigation, sales returns, and “other” provisions.

D.22. Legal and Arbitral Proceedings, page F-92

5.

Your disclosure states that for a majority of your claims, you are unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. For the remainder of these claims where you have not accrued a reserve for the potential outcome, please provide us proposed disclosure to be included in future periodic reports that contains the information required by paragraph 86 of IAS 37.

Response:

We propose to revise the disclosure of the introduction of Note D.22 to the consolidated financial statements and present it as follows in 2011:

“Sanofi-aventis and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of sanofi-aventis products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in Note B.12.

Most of the issues raised by these claims are highly complex and subject to substantial uncertainties; therefore, the probability of loss and an estimation of damages are difficult to ascertain. ~~Consequently for a majority of these claims~~ For the claims for which we are unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding, we have not accrued a reserve for the potential outcome, but disclose information with respect to the nature of the contingency. In other cases, where a reserve has not been accrued, we believe that a cash outflow resulting from ultimate resolution of the proceedings is not probable.

In the cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed, we have indicated our losses or the amount of provision accrued that is the estimate of the probable loss.

In a limited number of ongoing cases, while we are able to make a reasonable estimate of the expected loss or range of the possible loss and have accrued a provision for such loss, we believe that publication of this information on a case-by-case basis or by class would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in those cases, we have disclosed information with respect to the nature of the contingency but have not disclosed our estimate of the range of potential loss, in accordance with paragraph 92 of IAS 37.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. Our assessments are based on estimates and assumptions that have been deemed reasonable by management. We believe that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and involved in estimating contingent liabilities, we could in the future incur judgments that could have a material adverse effect on our net income in any particular period.

Long term provisions other than provisions for pensions and other long-term benefits and restructuring provisions are disclosed in Note D.19.3.

•

Provisions for product liability risks, litigation and other amount to €951 million in 2010. These provisions are mainly related to product liabilities, government investigations, competition law, regulatory claims, warranties in connection with certain contingent liabilities arising from business divestitures other than environmental matters and other claims.

•	Provisions for environmental risks and remediation amount to €781 million in 2010, the majority of which are related to contingencies that have arisen from business divestitures.

When a legal claim involves a challenge to the patent protection of a pharmaceutical product, the principal risk to sanofi-aventis is that the sales of the product might decline following the introduction of a competing generic product in the relevant market. In cases where the product rights have been capitalized as an asset on the balance sheet (i.e., assets acquired through a separate acquisition or through a business combination — see Note B.4.), such a decline in sales could negatively affect the value of the intangible asset. In those cases, the Company performs impairment tests in accordance with the principles disclosed in Note B.6.1., based upon the best available information and, where appropriate, records an impairment loss to reduce the carrying amount of the related intangible asset to its estimated fair value. The amounts of such impairments are disclosed in Note D.5.

The principal ongoing legal and arbitral proceedings are described below:”

In connection with our response to your comments, we acknowledge that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

Laurent Gilhodes

Vice President, Corporate Accounting

Copy :

-	Jérôme Contamine, Executive Vice President Chief Financial Officer

-	John Felitti, Associate Vice President, Corporate Law, Finance & Securities Law

-	Sasha Parikh, SEC Staff Accountant